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                                                              EXHIBIT 1.A.(5)(e)

                            ESTATE PRESERVATION RIDER


In addition to the Death Benefit of the policy, we, National Life Insurance Company, will pay the Estate Preservation Benefit, subject to the terms of this rider, when we receive at our Home Office due proof that both Insureds died while this rider was in force. The dollar amount of the Estate Preservation Benefit is stated in the Data Section.

The date of issue of this rider is the policy Date of Issue.

ESTATE PRESERVATION BENEFIT. We will pay the Estate Preservation Benefit to the Beneficiary when we receive at our Home Office due proof that both Insureds died while this rider was in force. We will pay the Estate Preservation Benefit in one sum unless a Payment Option, as described in the policy to which this rider is attached, is chosen. If the Estate Preservation Benefit is paid in one sum, it shall be increased by interest from the date we receive proof of death of the second of the Insureds to die to the date of payment. We will set the rate of interest at not less than the Minimum Interest Paid on Death Claims percentage shown in the Data Section.

The Estate Preservation Benefit amount is not impacted by decreases in the Face Amount of this policy.

COST OF ESTATE PRESERVATION BENEFIT. The Cost of Estate Preservation Benefit rate on any day shall be based on the duration of this rider, the Insureds' then Attained Ages, and the rate classes of the Insureds on the Date of Issue.

On any Monthly Policy Date, the Cost of Estate Preservation Benefit shall be:

1. the Cost of Estate Preservation Benefit rate on such date divided by $1,000; multiplied times

2. the Estate Preservation Benefit, divided by the sum 1 plus the monthly Accumulated Value Interest Rate shown in the Data Section.

We may change the Cost of Estate Preservation Benefit rates from time to time based on our expectations of future experience. Any change in the Cost of Estate Preservation Benefit rates shall apply to all riders of the same duration, insuring persons of the same Attained Ages and rate classes as the Insureds. The Cost of Estate Preservation Benefit rates shall not be greater than the rates set forth in the Table of Guaranteed Maximum Cost of Estate Preservation Benefit Rates shown in the Data Section. These rates are based on the Mortality Table named in the Data Section.

SUICIDE LIMITATION. If either of the Insureds dies within two years of the date of issue of this ride as the result of suicide, while sane or insane, we will pay only the sum set forth in the Suicide Limitation provision of the policy. Payment will be made to the Beneficiary.

INCONTESTABILITY. After this rider has been in force during the life of each Insured for two years from its date of issue, we will not contest it.

CONSIDERATION. This rider is issued in consideration of the application for the rider and the monthly cost of the rider. The rider and a copy of the application for the rider shall become part of the policy on the date of issue of the rider.

TERMINATION.  This rider shall terminate on the earliest of:

1. the first Policy Anniversary, if the Owner of the policy to which this rider is attached is not an irrevocable life insurance trust on that date; or

2.   the date the policy terminates; or

3. any Monthly Policy Date requested, if before that date we receive at our Home Office written request

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     for termination; or

4.   the fourth Policy Anniversary.

When this rider terminates:

1.   all rights under this rider shall cease; and

2.   there will be no further monthly costs for this rider; and

3.   the policy will be considered separate and complete without this rider.


Signed for National Life Insurance Company at Montpelier, Vermont, as of the date of issue, by


                                        Chairman of the Board
                                                 and
                                        Chief Executive Officer